[Reference Translation]
April 8, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effect of the Great East Japan Earthquake
on Toyota Motor Corporation’s Production in Japan

As Toyota Motor Corporation (TMC) continues to address its production situation in Japan following the March 11 Great East Japan Earthquake, it has decided it will produce vehicles at all its Japanese vehicle-production facilities from April 18 to April 27.  Production volume is planned to be approximately 50 percent of normal.  Afterward, all production facilities will enter their annual spring holiday through May 9.  A decision on post-holiday production will be made after assessing the parts supply situation.  This development follows production resumed on March 28 at TMC’s Tsutsumi Plant in Aichi Prefecture and at Toyota Motor Kyushu, Inc. in Fukuoka Prefecture, as well as a planned production restart on April 11 at Central Motor Co., Ltd.’s Sagamihara Plant in Kanagawa Prefecture.

If there are any new developments concerning these matters, Toyota will display the new information on its homepage and make additional disclosures as appropriate.